June 11, 2019

Jason T. Liberty
Chief Financial Officer and Executive Vice President
Royal Caribbean Cruises Ltd.
1050 Caribbean Way
Miami, FL 33132-2096

       Re: Royal Caribbean Cruises Ltd.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 22, 2019
           File No. 001-11884

Dear Mr. Liberty:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure